UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli / Michael Fehle (646) 452-2333 / (646) 452-2336 Sborinelli@breakstone-group.com mfehle@breakstone-group.com

For Immediate Release

ASUR Announces Resolutions Approved at the Extraordinary and
General Ordinary Shareholders' Meeting held on April 27, 2006.

Mexico City, April 27, 2006 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that shareholders adopted the following resolutions at the Company’s Extraordinary and General Ordinary Shareholders' Meeting held in Mexico City today:

General Extraordinary Meeting

Summary of Resolutions

1.	Approval of a total amendment to the Asur’s bylaws in accordance with the draft which was made available to the shareholders prior to the meeting.

2.	Special delegates of the General Extraordinary Shareholders’ Meeting were appointed to appear before Notary Public to legalize the Minutes of said Meeting.

General Annual Ordinary Meeting

Summary of Resolutions

1.	Approval of the report submitted by the Board of Directors with respect to the operations of the Company during the fiscal year ended December 31, 2005.

2.	Approval of the individual and consolidated financial statements of the Company for the year ended December 31, 2005.

3.	Approval of the report submitted by the Statutory Auditors of the Company in connection with the financial statements for the year ended December 31, 2005.

4.	Approval of the report submitted by the Audit Committee pursuant to Article 14 Bis 3 (IV)(c) of the Securities Market Law of Mexico.

5.	Note was taken of the report submitted by the Nominations and Compensations Committee with respect to its activities during 2005.

6.

It was agreed to separate the amount of Ps. $28,159,429.50 (twenty eight million one hundred and fifty nine thousand four hundred twenty nine Pesos 50/100 Mexican currency), equivalent to 5% of the net profits according to the financial statements of the Company for the fiscal year ended December 31, 2005, to increase the legal reserve fund of the Company.

It was agreed that Ps. $247,705,216.84 (two hundred forty seven million seven hundred five thousand two hundred sixteen Pesos 84/100 Mexican currency) equivalent to 43.98% of the net profits according to the financial statements of the Company for the fiscal year ended December 31, 2005, to be allocated to the reserve account for the repurchase of the Company’s shares.

It was agreed that the remaining net profits amounting to Ps. $287,323,943.66 M.N. (Two hundred eighty seven million three hundred twenty three thousand nine hundred forty three Pesos 66/100 Mexican currency) would be allocated to the account of profits pending application.

7.

Approval to delegate to the Board of Directors the power to declare and pay an extraordinary dividend to all outstanding shares, in the terms and conditions that the Board of Directors determines during the fiscal year of 2006.

8.

Approval of a regular cash dividend net to be charged to the revenue account, in the amount of Ps. $0.682 pesos (sixty eight two cents Mexican Currency) per share, which will be paid in a single installment to each of the common Series “B” and “BB” shares representing the paid-in capital stock of the Company.

The payment of the dividend shall be made through the Renta Variable area of S.D. Indeval, S.A. de C.V., at its offices located at en Paseo de la Reforma No. 255-3er piso, Colonia Cuauhtémoc, 06500, en México, Distrito Federal, from Monday through Friday from 9:30 through 13:00 hours as of May 31, 2006.

9.	Payment of the dividend shall be made against delivery of coupon 03 of the currently outstanding stock certificates.

The dividend payment notice shall be published no later than May 1, 2005 in a major circulation newspaper.

10.	Approval of the resignation presented by Mr. Gastón Azcárraga Andrade as permanent member of the Board of Directors designated by the Series “BB” shareholders, and the appointment

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of Mr. Alejandro Soberón Kuri as the new permanent member of the Board of Directors.

Approval of the Board of Directors, Statutory Auditors, Secretary and Assistant Secretary’s activities during the year ended on December 31, 2005, and release from any liability they might have incurred.

11.	The Series “BB” Shareholder ratified Messrs. Fernando Chico Pardo and Kjeld Binger as members and Luis Chico Pardo and Michael Olsen as alternate members, respectively, of the Board of Directors.

12.	The Series “B” Shareholders ratified Messrs. Ricardo Guajardo Touché, George J. Vojta, Francisco Garza Zambrano and Valentín Díez Morodo as permanent members of the Board of Directors.

Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona were ratified as non-member Secretary and Assistant Secretary, respectively, to the Board of Directors.

13.	The Series “BB” Shareholder ratified Messrs. Rafael Maya Urosa and Manuel Leyva Vega, as permanent and alternate statutory auditors of the Company, respectively.

14.	In exercise of the right conferred by the corporate by-laws of ASUR, the Series “B” Shareholders ratified Mr. Manuel Canal Hernando as statutory auditor of the Company.

15.

Approval of resignation presented by Ms. Martha Miller de Lombera as member of the Nomination and Compensation Committee and the appointment of Valentín Díez Morodo as the new member of the Nomination and Compensation Committee. Messrs. Fernando Chico Pardo and Kjeld Binger were ratified as members of the Nomination and Compensation Committee.

16.

Approval of appointment of Mr. Ricardo Guajardo Touché as President of the Audit Committee in accordance with the new Securities Market Law to be enacted. Likewise, approval of the ratification of Messrs. Ricardo Guajardo Touché and George J. Vojta as permanent members of the Audit Committee, as well as the appointment of Mr. Francisco Garza Zambrano as new member of such Committee.

17.	Pursuant to the proposal made by the Nomination and Compensation Committee, the Meeting approved the following compensation to the members of the management bodies of the Company:

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-	Each member of the Board of Directors will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Nominations and Compensations Committee will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Auditors’ Committee will receive USD $6,000.00 (Six thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Operations’ Committee will receive USD $4,000.00 (Four thousand dollars 00/100, legal currency of the United States of America) per meeting attended.

-	Each member of the Acquisitions and Agreements’ Committee will receive USD $1,500.00 (One thousand five hundred dollars 00/100, legal currency of the United States of America) per meeting attended.

-	The compensation for Mr. Rafael Maya Urosa shall be paid in accordance with the amount of hours worked.

-	Per trimester Ps.$70,000.00 pesos (Seventy thousand 00/100 Mexican currency).

18.

Approval of cancellation of Series “B” Class II shares deposited at the Treasury of the Company. In accordance with the above, the Secretary was instructed to perform all the necessary acts to inscribe such cancellation in the corresponding Book of the Company.

19.	Special delegates of the General Annual Ordinary Shareholders’ Meeting were appointed to appear before Notary Public to legalize the Minutes of said Meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 28, 2006